Exhibit (a)(5)(L)

IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE

)
IRA J. GAINES AND SUNSHINE WIRE	)
AND CABLE DEFINED PENSION	)
BENEFIT PLAN DATES 1/1/92,	)
)
Plaintiffs,	)
)
-v-)		C.A. No. 8029-CS
)
TITANIUM METALS CORP., HAROLD C.	)
SIMMONS, KEITH R. COOGAN, GLENN R.	)
SIMMONS, THOMAS P. STAFFORD,	)
STEVEN L. WATSON, TERRY N.	)
WORRELL, PAUL J. ZUCCONI, ELIT	)
ACQUISITION SUB CORP.; AND	)
PRECISION CASTPARTS CORP.,	)
)
Defendants,	)

AMENDED VERIFIED CLASS ACTION COMPLAINT

Plaintiffs, by their attorneys, for their amended complaint allege as follows:

Summary of Action

1. This is a class action brought by the minority shareholders of defendant Titanium Metals Corporation (“Timet” or the “Company”) against the members of Timet’s Board of Directors (the “Board”), Elit Acquisition Sub Corp. (“Elit”) and Precision Castparts Corp. (“PCC”), arising out of their breaches of fiduciary duty (or, in the case of PCC and Elit, its aiding and abetting breaches of fiduciary duty), in connection with PCC’s proposal to acquire all the outstanding publicly held shares of Timet for $16.50 per share (the “Proposed Acquisition”) for a total purchase price of approximately $2.9 billion.

2. The recently filed Schedule 14D-9 by Timet (the “14-D”), and the Schedule TO (the “Tender Offer”) filed by PCC, leave little doubt that the hastily negotiated Proposed Acquisition is being entered into solely to advance the interests of controlling shareholder

Simmons and his affiliates (“Affiliates”). It is designed in order to enable them to avoid any capital gains or other tax increases, which they will likely otherwise sustain on the sale of their 45% holdings of Timet’s outstanding stock, by giving them a mechanisms to sell their shares before December 31, 2012.

3. It is also is being entered into in order to alleviate or avoid certain obligations that the individually named defendants and members of the Company’s Board (the “Individual Defendants”) are obligated to undertake pursuant to the settlement (“Settlement”) of two derivative actions: Louisiana Municipal Police Employees’ Retirement System v. Simmons, C.A. N. 7059-CS, pending in this Court (the “Louisiana Action”); and Bauman v. Simmons, et al, Civil Action No. 11-3607, pending in the United States District Court for the Northern District of Texas (the “Bauman Action,” together with the Louisiana Action, the “Derivative Actions”).

4. An integral part of the Proposed Acquisition is Simmons’ Support Agreement, in which he and his Affiliates, have not only agreed to tender their shares to PCC but to vote against any other transaction, takeover proposal or merger, essentially locking up 45% of the Company’s shares for the Proposed Acquisition and discouraging any other potential bidder offering more for the Company.

5. Simmons and his Affiliates have also secured the commitment of an 9% holder of the Company’s shares, The Combined Master Retirement Trust (“CMRT”), an “irrevocable rabbi trust” established to assist Contran Corporation (“Contran”), Simmons’ wholly owned entity, in meeting certain deferred obligations owing to Simmons, to tender its shares to PCC. As a result, approximately 54% of the Company’s outstanding shares are committed to being tendered.

6. As a result of negotiations on Simmons’ behalf by executives of Contran, Simmons was able to obtain PCC’s agreement to proceed with the Tender Offer and the Proposed Transaction even if it obtains a tender of less than 90% of the shares—a term upon which PCC originally insisted. Now PCC will proceed with the transaction if only a majority of the minority tenders its shares. Given Simmons’ effective 54% of the outstanding shares, only 23% of the remaining minority shareholder need tender in order to consummate the transaction.

7. The background of the merger sections in both the 14D-9 and the Tender Offer make clear that this self-interested transaction is not entirely fair to the minority holders.

8. Simmons and executives of Contran were the primary negotiators of the Proposed Acquisition, placing Simmons’ interests ahead of those of the minority shareholders by insisting upon an expedited deal that would close before year end regardless of the unfair terms to minority shareholders in order to avoid certain tax increases likely to be instituted in 2013.

9. With potential proceeds of over $1.3 billion, the amount of capital gains and other taxes that Simmons and his Affiliates will have to pay is an interest not shared by the minority holders—none of whom will received proceeds close to that of Simmons and his Affiliates.

10. Although a “special committee” was eventually established to recommend the Proposed Acquisition, given that six of the seven directors of Timet have direct business and/or financial interests tied to Simmons and to affiliated companies who will be selling their stock, there are insufficient independent board members to constitute a special committee.

11. Moreover, the chairman of the three member “special committee,” Keith R. Coogan (“Coogan”) and member Defendant Thomas P. Stafford (“Stafford”) are conflicted. Coogan is an executive in both Timet and Kronos Worldwide, Inc. (“Kronos”), an entity controlled by Simmons, and thus serves at the pleasure of Simmons. Stafford is a director of NL Industries, Inc. (“NL”), another Simmons controlled entity.

12. Further, the Proposed Acquisition price is unfair. PCC admits in the background section of the Tender Offer that certain of Individual Defendants informed PCC that the Company is worth at least $20 per share. Nonetheless, acting with a “controlled mindset”

that this transaction had to be in place and completed before year end to assuage Simmons’ tax concerns, the “special committee” of the Board recommended that the Proposed Acquisition be approved at only $16.50 per share in return for the promise that PCC could close the transaction before December 31, 2012, or at least that Simmons and his Affiliates could tender by year end.

13. As such, the acquisition price fails to take into account that Timet is considered a future high flyer whose stock price is poised to rise in the next several years. It also fails to take into account the value of the derivative claims (“Derivative Claims”) and the fact that Simmons has caused Timet to engage in unfair related party transactions (“Related Transactions”) with his various controlled entities, to the financial detriment of Timet, which issues were to be rectified through the settlement (“Settlement”) of the Derivative Actions, as further discussed below. Moreover, the acquisition price was unduly impacted by Timet’s third quarter earnings, an admitted poor quarter but one which may well be aberrational. Nonetheless, given Simmons’ tax concerns, the “Special Committee” pressed on with a transaction at an unduly low price instead of basing the transaction on Timet’s overall financial prospects.

14. Finally, the 14D-9 is materially false and misleading. As further discussed below, the 14D-9 is materially misleading in at least the following ways:

(a) Background of the Merger: This section discloses that at some point in October 2012, PCC lowered its offering price by over $3.00 per share based upon managements’ preliminary third quarter and full year 2013 estimates. There is no explanation as to why these projections warranted such an extensive reduction, particularly since analysts’ consensus estimates at the time fell within the range of managements’ projections and thus managements’ projections should not have warranted such a price reduction. There is also no disclosure of the Board’s consideration (or more aptly, lack thereof) regarding the impact of the Proposed Acquisition on the settlement of the Derivative Actions and how the claims in the Derivative Action are being valued in the Proposed Acquisition price. Indeed, there is no disclosure of how the Proposed Acquisition will affect the Settlement. Finally, there is no disclosure of Simmons’ perceived tax benefits and/or how they affected his motivation to enter into the Proposed Acquisition.

(b) Morgan Stanley & Co. LLC (“Morgan Stanley”) Fairness Opinion: The Morgan Stanley fairness opinion is also materially misleading in a number of ways:

(i) Comparable Companies Analysis: There is no disclosure of how Morgan Stanley derived its multiples used in deriving a range of implied equity values for Timet. This is particularly material because Morgan Stanley used a range of multiples significantly lower than those historically applicable to Timet, thereby justifying a lower range of prices.

(ii) Discounted Cash Flow Analysis: Similarly, in performing a discounted cash flow analysis to determine a range of values for the Company based upon future cash flow projections, Morgan Stanley used a range of multiples that were lower than the multiples historically applicable to Timet, in order to justify a lower range of prices (even lower than that being offered by PCC). Again, there is no disclosure as to how or why the particular multiples were selected.

(iii) Precedent Transaction Analysis: In performing its precedent transaction analysis, Morgan Stanley determined a range of multiples based upon other transactions but then applied this multiple to Timet’s last twelve month EBITDA using “company management’s preliminary results for third quarter” without disclosing these figures.

(iv) The Precedent Transaction Analysis is further misleading in the way in which Morgan Stanley performed its premium analysis. Based upon precedent transactions, Morgan Stanley determined the premium paid in all acquisitions worldwide for companies over $1 billion, determined that a premium of 30-40% was paid, and that the takeover price was determined by applying that 30-40% premium to the stock price of the company for the four weeks prior to the first public announcement of the transaction. Nonetheless, in determining an implied equity range for Timet, Morgan Stanley applied the premium only to the price of Timet stock on the day before the announcement. Had it applied the premium to the price for four weeks prior to the public announcement, the range of prices would have to be higher. There is no explanation in the 14D-9 for this discrepancy/manipulation.

(v) Discounted Cash Flow Projections: In performing the discounted cash flow analysis, Morgan Stanley failed to disclose the Company’s free cash flows upon which it relied or some of the information necessary to determine free cash flows, including depreciation, amortization, capital expenditures, and changes in working capital.

15. Thus, Plaintiffs bring this action on behalf of all minority shareholders who are and will be damaged if this transaction is allowed to proceed.

Parties

16. Plaintiffs, Ira J. Gaines and Sunshine Wire and Cable Defined Pension Benefit Plan dated 1/1/92, are and at all relevant times have been shareholders of Timet.

17. Defendant Timet is a publicly traded Delaware company based in Dallas, Texas. Timet’s principal executive offices are located at Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas. Timet is one of the world’s leading producers of titanium melted and mill products. PCP is one if its largest customers. Timet is named herein solely for the purpose of full and complete relief.

18. Simmons has been Chairman of the Timet Board since November 2005 and is the majority shareholder of Timet, controlling over 54% of the outstanding shares both directly and through various trusts, or related entities.

19. Those entities, of which Simmons is a controlling shareholder, include several public companies: Kronos Worldwide, Inc. (“Kronos”), Valhi, Inc. (“Valhi”), CompX International, Inc. (“CompX”) and NL Industries (“NL”).

20. Simmons also controls substantially all of the voting shares of Contran Corporation (“Contran”), which is the parent corporation of the consolidated tax group that includes Valhi, NL and CompX.

21. All of Contran’s outstanding voting stock is held by Simmons or his relatives or trusts over which Simmons has control. Contran owns 100% of Dixie Rice, which in turn, owns 100% of the shares of Valhi Holdings Company (“VHC”). In addition, Simmons is the Chairman of the Board and Chief Executive Officer of NL, and is the Chairman of the board of Valhi, VHC, Kronos, Dixie Rice and Contran.

22. Valhi owns approximately 50% of the outstanding common stock of Kronos, and NL owns approximately 30% of Kronos’ outstanding stock. In addition, Valhi owns approximately 83% of NL’s outstanding common stock. NL owns 87% of CompX stock. Therefore, by virtue of his control over Valhi, Simmons is the controlling shareholder of Kronos, NL, and CompX.

23. Simmons controls a significantly higher percentage of the shares of some of the other related companies than he controls of Timet. For example, he controls approximately 95% of Valhi, 86% of NL, and 86% of CompX.

24. Simmons’ affiliated and controlled companies own Timet stock as follows:

Valhi Holding	23.9%
Annette Simmons (“A. Simmons”)	12.5%
CMRT	8.8%
Simmons	3.2%
Kronos	1.9%
Contran	1.9%
NL	0.5%
Valhi	0.5%
NL EMS	0.3%
The Annette Simmons Grandchildren’s Trust	Less than 0.1%

25. Together, these entities may be deemed to control the Company, as admitted in the Valhi Holdings’ Schedule 13D (Amendment No. 31) filed on November 16, 2012 (the “Schedule 13D”). Given their control and their percentage ownership of Timet stock, each of these persons and entities, alone and as a group, has an incentive to sell their extensive holdings of Timet shares prior to the close of the year in order to avoid increased tax burdens.

26. Defendant Keith R. Coogan (“Coogan”) has served on the Board since 2006 and is currently a member its audit, management development and compensation and nominations committees. He also is a director of Kronos Worldwide, for which he serves on the audit and management development committees.

27. Defendant Glenn Simmons (“G. Simmons”) has served on the Board since 1999. Since 1987, he has been the Vice Chairman of the Board of Valhi and Contran. He is also a director of NL and Kronos, and the Chairman of the board of Keystone and CompX. He is Simmons’ brother and is one of the largest shareholders of Valhi, NL, Kronos and CompX.

28. Defendant Thomas P. Stafford (“Stafford”) has served on the Board since 2006, and also served as a director from 1996 to 2003. Like G. Simmons, he is also a director of NL, serving as a member of its audit and management development committees and is a major shareholder of NL.

29. Defendant Steven L. Watson (“Watson”) has served as the Company’s vice chairman since 2005, and has been on the Board since 2000. Since 2006, he has been Timet’s Chief Executive Officer. As such, Watson is dependent on Simmons for his livelihood. Watson has also served as the chief executive officer and vice chairman of Kronos Worldwide, an entity for which G. Simmons, Coogan and Simmons have acted as directors or executives; the president and a director of Valhi; and a director of CompX and NL. He is a major shareholder of Kronos, Valhi, CompX and NL.

30. Defendant Terry N. Worrell (“Worrell”) has been on the Board since 2007, and had previously served on the Board in 2003. He is currently a member of Timet’s audit, management development and compensation and nominations committees. He has served as a director of NL since 2003, and has served on its audit, management development and compensation committees. He further serves as a trustee of the Children’s Medical Foundation of Texas to which Simmons has pledged millions of dollars. He is also a major shareholder of NL.

31. Defendant Paul J. Zucconi (“Zucconi”) has been on the Board since 2002 and is member of its audit committee.

32. Defendant Elit, a Delaware corporation, is the entity through which PCC is effecting the Tender Offer.

33. Simmons, G. Simmons, Watson, Stafford and Worrell, each have a direct and extensive financial interest in Kronos, Valhi, or NL and thus had a direct financial interest in ensuring that Simmons and his Affiliates were able to sell their stock of Timet before the close of the year in order to avoid any increased tax burden, which would indirectly impact their holdings in these Simmons affiliated companies.

34. The individual defendants’ named above are hereinafter referred to as the “Individual Defendants.”

Class Action Allegations

35. Plaintiffs bring this action on their own behalves and as a class action on behalf of all holders of Timet shares who are being harmed and will be harmed by Defendants’ actions (the “Class”). Excluded from the Class are the Defendants, any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

36. This action is maintainable as a class action.

37. The Class is so numerous that joinder of all members is impracticable. There are more than 175 million common shares of Timet issued and outstanding.

38. There are questions of law and fact that are common to the Class and which predominate over questions affecting any individual Class member. The common questions include:

(a)	Whether the Individual Defendants have breached their fiduciary duties;

(b)	Whether Simmons is engaged in self-dealing;

(c)	Whether the Individual Defendants have undertaken the Proposed Acquisition in order to enable Simmons and his Affiliates to avoid increased tax burdens on the proceeds of any sale of their Timet stock, and to avoid the duties and obligations under the Settlement and thus whether the transaction is a sham and a fraud that should enjoined;

(d)	Whether the Proposed Acquisition is the product of an unfair price and process;

(e)	Whether the tender offer documents, including the 14D-9, are materially misleading;

(f)	Whether PCC and Elite have aided and abetted the other defendants’ breaches of fiduciary duty; and

(g)	Whether Plaintiffs and other members of the Class will sustain irreparable injury.

39. Plaintiffs’ claims are typical of the claims of other members of the Class, and Plaintiffs do not have any interests adverse to the Class.

40. Plaintiffs are adequate representative of the Class, and have retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

Factual Allegations

The Proposed Acquisition

41. On November 9, 2012, the Company announced that it had entered into a definitive merger agreement (the “Merger Agreement”) with PCC, one of its major customers.

42. Under the terms of the Merger Agreement, PCC first is to acquire all the Company’s outstanding shares of common stock by way of the Tender Offer, which it filed in accordance with its public statements on November 20, 2012, for $16.50 per share. The Tender Offer is due to close on December 19, 2012.

43. If PCC has not obtained at least 90% of the outstanding shares by December 19, 2012, it may make another offer in a subsequent offering period, after it has purchased all shares tendered in the original tender offer period—including those of Simmons and his Affiliates (thereby ensuring Simmons and his Affiliates that their shares will be purchased during this calendar year). It can then close the Proposed Acquisition by way of a short-form merger under Delaware law. If the transaction cannot close by way of short form merger, PCC, which will then own a majority of the Company’s stock, will hold a meeting of the stockholders for consent to the transaction or get the written consent of a majority of the stockholders to adopt the Merger Agreement.

44. PCC’s obligation to purchase shares is conditioned upon at least Simmons, his Affiliates, CMRT and the Company’s directors committing to tender, which they have, and PCC obtaining a tender of the majority of the minority (or at least 23%) of the unaffiliated or minority shareholders.

45. In the event that PCC does not receive sufficient tenders to meet the “Minimum Tender Condition,” and determines not to proceed with the Proposed Acquisition, it may purchase those shares tendered, including those tendered by Simmons and his Affiliates. In that case, there may be insufficient shares of Timet outstanding to enable it to remain a publicly traded company, such that minority shareholders are effectively coerced into tendering their shares.

46. Any antitrust or other issues may be and are likely to be waived by PCC.

47. The Merger Agreement contains a 45 day “go shop” clause commencing on the date of the Merger Agreement until the close of the Proposed Acquisition. Under that clause, the Company has the right to solicit and encourage other bids, although the Company must provide PCC with any confidential information provided to any other bidder.

48. The “go shop” provision ends on the “no shop” date after which the Company and its executives are prohibited from speaking to potential bidders. Given Simmons’ admitted control of the Company and the terms of the Support Agreement as discussed below, however, the “go shop” is merely window dressing which has no real effect. The Merger Agreement also contains an equally ineffective “fiduciary out” clause.

49. An integral part of the Proposed Acquisition is the Support Agreement executed by Simmons, his wife, A. Simmons, and Watson on behalf of Contran, and Valhi, in which they commit to tendering their shares to PCC, and obtaining the consent of CMRT, Simmons’ trust.

50. Under that agreement, Simmons and his affiliates have agreed to tender their shares, and have obtained the commitment of CMRT to tender its shares. They have also agreed not to solicit any other purchaser and to vote against any other transaction involving the Company—undermining any “go shop” provision.

Contran Negotiates the Basic Terms of the Proposed Acquisition

51. The background sections of both the Tender Offer and the 14D-9 indicate that it was Contran, Simmons wholly owned entity, with Simmons’ input, which carried the laboring oar in negotiating the terms of the Proposed Acquisition. Enabling Simmons and his Affiliates to close the transaction during this calendar year, and before any tax changes imposed by the Obama Administration, was the driving force behind negotiations—not obtaining the best terms for the minority shareholders.

52. As the 14D-9 indicates, commencing in mid-September 2012 until October 11, 2012, PCC executives, and Contran executives acting in that capacity, including Watson, engaged in discussions during which the primary terms of the Proposed Acquisition were negotiated—without any input from the Company’s Board much less any special committee representing the minority shareholders.

53. According to both the 14D-9 and the Tender Offer, after being approached by PCC in mid-September 2012, PCC, and Contran commenced a series of meetings and communications over the next 45 days in which the basic terms of the Proposed Acquisition were fleshed out.

54. Soon after being contacted, Watson and other Contran executives reached out to Simmons, whose support for any sale was critical. Simmons, through Watson among others, indicated that he would not sell unless a deal could be structured and done so that it would close by the end of 2012.

55. Thus, Contran and Watson made clear that any transaction would have to close by year end and that Simmons and his Affiliated entities would only consider a transaction that could be performed on an expedited basis in order “to provide greater certainty with respect to the taxation of the transaction,” 14D-9 at 9.

56. With that parameter in mind, after an October 1, 2012 Board meeting, PCC’s representatives made a non-binding offer (subject to due diligence) for the purchase of the entire company for cash and agreed to negotiate a price in the range of approximately $17.50 per share. In response, during an October 2 telephone conference, Watson, and others stated that $17.50 per share understated the value of the Company, which was at least worth $20 per share, and that such a price would be necessary to induce Simmons and his Affiliates to sell their shares. PCC subsequently offered to increase the acquisition price to $18.30 per share, subject to due diligence.

57. Within the next several days, PCC and Contran representatives, including Watson, continued to negotiate the basic structure of the transaction keeping in mind Simmons’

requirement that it commence and close quickly. They discussed a tender offer, yielding a tender of at least 90% of the outstanding shares, with a second step short-form merger. During that period, PCC also increased its non binding offering price to $18.50 per share.

58. During the same week, counsel for both PCC and Simmons commenced negotiations with Simmons’ counsel providing PCC’s counsel with a sales agreement that would become the Support Agreement.

59. From the period of October 8, 2012 to October 12, 2012, Simmons’ counsel and PCC’s counsel continued discussions on antitrust issues and due diligence, with Simmons’ counsel once again emphasizing that any deal had to commence as soon as possible so that it could be completed by the end of the calendar year.

60. Legal counsel exchanged drafts of a potential tender agreement and a purchase agreement that would become the Support Agreement for Simmons’ and his Affiliates shares, and held discussions regarding the terms of the agreements.

61. In anticipation of litigation, during this time, PCC insisted that it be indemnified by Contran for potential shareholder claims.

62. Forty five days into the process, on October 12, 2012, and only after the transaction was structured to account for Simmons’ requirement for expediency, was the Board informed of the offer and negotiations.

A Conflicted Special Committee is Not Formed Until October 20, 2012

63. During an October 12, 2012 Board meeting, the Board first determined that a special committee should be created to consider the proposal from PCC.

64. Although they were aware that a special committee was necessary, from the period of October 12 to October 20, a special committee was not formed. Rather, a group of purportedly

“independent” board members, including obviously conflicted members such as Worrell, took steps to negotiate a confidentiality agreement and provide due diligence to PCP, hire counsel for the Special Committee, Weil Gotshal & Manges LLP (“Weil”) and finally adopted resolutions to establish the Special Committee.

65. Although no special committee had been formed, Weil nonetheless engaged in communications on behalf of the questionably “Independent” Board members, with PCP, negotiating a confidentiality agreement, advising PCP that it could commence due diligence and permitting it to review previously provided material.

66. Finally, on October 20, after weeks of negotiations and establishment of most of the critical terms of the Proposed Transaction, a special committee consisting of Coogan as chairman, Stafford, and Zucconi was formed.

67. Although at least two of these members were clearly conflicted, Weil subsequently tossed off such implications as not material.

68. On October 26, with the negotiations well advanced, the “special committee” finally engaged Morgan Stanley as its independent financial advisor, although the basic terms of the transaction had already been determined.

69. Given this delay, it was not until the end of October, and only nine days before the final agreements were signed, that Morgan Stanley commenced what was essentially only two days’ diligence in preparation for issuing its opinion upon the fairness of any deal.

70. In the interim, PCC proceeded with financial due diligence, and based upon less than expected third quarter projections by management, informed Coogan that it was lowering its offering price from over $18.00 per share to $15.75 per share.

The Controlled Special Committee Proceeds with

Negotiations In the Face of an Inadequate Price

71. Rather than terminate discussions and walk away from a transaction heavily influenced by one questionable quarter, the “special committee” continued with the negotiations. Clearly, they were deferring to Simmons’ desire that the deal had to close before year end 2012 in order to have to have the support of Simmons and his Affiliates. See 14D-9 at 15 (“The Special Committee also discussed certain timing considerations in connection with a proposed transaction, including the fact that to close during 2012 (which the Special Committee believed was necessary in order to obtain the commitment of Contran and its affiliates to support a transaction) ….”).

72. Given this condition, Coogan went back to PCC and tred to negotiate a deal within Simmons’ time constraints.

73. Thus, on October 30, Coogan contacted PCC and effectively indicated that if it agreed to close the tender with less than 90% of the shares (thus making a 2012 closing easier), and provide a “market check provision” (a meaningless provision in light of the Support Agreement), there could be a basis for an agreement, assuming that the Special Committee could reconcile such a low price with Morgan Stanley’s views.

74. On November 1, at a Special Committee meeting with Morgan Stanley and Weil, Morgan Stanley expressed the view that the depressed $15.75 price compared favorably to the value of the Company on a stand alone basis—notwithstanding that only a month before Watson and others had represented that the Company was worth at least $20 per share, and the press was touting its bright future.

75. Morgan Stanley’s view was aided by the fact that its analysis relied upon market multiples that were significant lower than those historically experienced by the Company.

76. Although a potential auction for the Company was discussed, the Special Committee noted that “representatives of Contran confirmed … its position that it would commit to support a transaction only if the transaction closed before year end” and that such a demand “was driven by the likelihood of income tax rates increasing in 2013 and a desire to complete any transaction as quickly as possible, and not by any liquidity need or other factor.” See 14d-9 at 16.

77. In light of Contran’s need to sell its shares in 2012 and its tax concerns, at a meeting the next day, the conflicted Special Committee determined that it was in the Company’s best interest to sell.

The Special Committee Settles for an Inadequate Price

78. Having decided to proceed with a transaction in order to satisfy Simmons’ tax concerns, Coogan attempted to negotiate a transaction at $16.75 per share, but eventually settled on PCC’s inadequate offer of $16.50 per share. However, PCC had an additional requirement—that Simmons and his Affiliates continue to support the transaction even if it did not close before year end—a requirement that Simmons refused; and that they be indemnified for any shareholder litigation.

79. Instead, Simmons and his Affiliates, through Contran, agreed that they would have a right to terminate the Support Agreement if “they determined that any change in the tax rules would cause an adverse impact on the net proceeds that Contran and its affiliates would realize in connection with the transaction in comparison to the net proceeds that would otherwise have been realized under the federal tax rules in effect prior to January 1, 2013.” Thus Simmons pressured both the Special Committee and PCC to ink the deal sufficiently in advance of the close of the year to ensure that Simmons does not suffer adverse tax consequences.

80. Apparently concerned that the inadequate transaction would not gamer shareholder support, Contran further indicated that it would be willing to provide limited indemnification if PCC agreed to close the transaction only if it required a tender by a majority of the minority of shareholders rather than 90% of the shareholders.

81. Eventually, the parties agreed that PCC would accept less than a 90% tender but purchase those shares tendered in the original tender offer, and have the opportunity to make additional tenders, ensuring that Simmons’ and his Affiliates’ shares are purchased before year end. The parties also agreed on a $16.50 per share price.

82. The Board, upon the recommendation of the conflicted Special Committee, approved the Proposed Transaction and the Support Agreement on November 9, and the Tender Offer was made on November 20.

The 14D-9 is False and Misleading

83. In response to the Tender Offer, the Company filed a 14D-9 on November 20, 2012.

84. The 14D-9 is materially misleading in at least the following ways:

(a) Background of the Merger: This section discloses that at some point in October 2012, PCC lowered its offering price by over $3.00 per share based upon managements’ preliminary third quarter and full year 2013 estimates. There is no explanation as to why these projections warranted such an extensive reduction, particularly since analysts’ consensus estimates at the time fell within the range of managements’ projections and thus managements’ projections should not have warranted such a price reduction. There is also no disclosure of the Board’s consideration (or more aptly, lack thereof) regarding the impact of the Proposed

Acquisition on the settlement of the Derivative Actions and how the claims in the Derivative Action are being valued in the Proposed Acquisition price. Indeed, there is no disclosure of how the Proposed Acquisition will affect the Settlement. Finally, there is no disclosure of Simmons’ perceived tax benefits and/or how they affected his motivation to enter into the Proposed Acquisition.

(b) Morgan Stanley & Co. (“Morgan Stanley”) Fairness Opinion: The Morgan Stanley fairness opinion is also materially misleading in a number of ways:

(i) Comparable Companies Analysis: There is no disclosure of how Morgan Stanley derived its multiples in deriving a range of implied equity values for Timet. This is particularly material because Morgan Stanley used a range of multiples significantly lower than those historically applicable to Timet, thereby justifying a lower range of prices;

(ii) Discounted Cash Flow Analysis: Similarly, in performing a discounted cash flow analysis to determine a range of values for the Company based upon future cash flow projections, Morgan Stanley used a range of multiples that were lower than the multiples historically applicable to Timet, in order to justify a lower range of prices (even lower than that being offered by PCC). Again, there is no disclosure as to how or why the particular multiples were selected.

(iii) Precedent Transaction Analysis: In performing its precedent transaction analysis, Morgan Stanley determined a range of multiples based upon other transactions but then applied this multiple to Timet’s last twelve months EBITDA using “company management’s preliminary results for third quarter” without disclosing these figures. At the point in which this analysis was done, there is no disclosure of management’s third quarter projections upon which this analysis was based.

(iv) The Precedent Transaction Analysis is further misleading in the way in which Morgan Stanley performed its premium analysis. Based upon precedent transactions, Morgan Stanley determined the premium paid in all acquisitions worldwide for companies over $1 billion, determined that a premium of 30-40% was paid, and that the takeover price was determined by applying that 30-40% premium to the stock price of the company for the four weeks prior to the first public announcement of the transaction. Nonetheless, in determining an implied equity range for Timet, Morgan Stanley applied the premium only to the price of Timet stock on the day before the announcement. Had it applied the premium to the price for four weeks prior to the public announcement, the range of prices would have be higher. There is no explanation in the 14D-9 for this discrepancy/manipulation.

(v) Discounted Cash Flow Projections: In performing the discounted cash flow analysis, Morgan Stanley failed to disclose the Company’s free cash flows upon which it relied or some of the information necessary to determine free cash flows, including depreciation, amortization, capital expenditures, and changes in working capital.

The Price Is Unfair

85. The price is not only based too heavily influenced by a poor third quarter, but fails to take into account the value of the Derivative Claims.

86. As stated above, one the undisclosed motivations for Proposed Acquisition is to enable the Individual Defendants to avoid their obligations under a Settlement of the Derivative Actions.

87. The Derivative Actions allege that Simmons, as Timet’s Chairman and controlling shareholder, with the acquiescence of Timet’s Board, which Simmons controls, has engaged in a long standing pattern and practice of self-dealing, while failing to disclose such transactions to Timet’s shareholders. In doing so, the Derivative Actions allege, Simmons and the Board breached both the Company’s policies concerning related party transactions and their fiduciary duties.

88. Such related transactions include at least the following transactions:

(1)	A below market rate loan made by Timet to Contran;

(2)	A separate, below market rate credit facility made by the Company to Contran that was never approved by the Company’s “independent directors”;

(3)	A below market rate loan to CompX;

(4)	A group risk management program in which the Company and several Simmons related parties participated;

(5)	The Company’s purchase of utility services from a related party that was never approved by the Company’s independent directors;

(6)	The Company’s participation in an information technology program run by Contran, that was never approved by the Company’s independent directors;

(7)	Self-dealing transactions with Valhi; and

(8)	Self-dealing transactions with NL.

89. As a consequence of these related party transactions, the value of Timet was diminished and, thus, its stock value depressed. For the most party, Simmons owns a substantially greater percentage of Contran shares than Timet shares so that these related party transactions inured to his benefit. Most of these transactions were blindly approved the Board—almost all of whom are Simmons’ cronies and sit on the boards of his related companies.

90. A Stipulation of Settlement settling the Derivative Actions was entered into on about October 9, 2012, and notice of the Settlement has been disseminated.

91. The Stipulation of Settlement does not mention any potential transaction.

92. With a report on Simmons’ and the Board’s wrongdoing looming, in order to avoid their obligations under the Derivative Settlements, on about November 9 the Board approved the Proposed Acquisition by PCC.

93. The Proposed Acquisition and tender offer are being effected in part in order for the Individual Defendants’ to avoid their obligations and disclosures under the Settlement without providing any value for the derivative claims.

94. Given the value of these claims, the Proposed Merger offers shareholders significantly less than the price at which the stock has traded over even the past two years. During that time, the stock has traded at over $20 per share.

Fiduciary Duties of the Individual Defendants

95. By reason of the Individual Defendants’ positions with the Company, as officers and/or directors, they are in a fiduciary relationship with the Company and its shareholders, and owe the Company and its shareholders a duty of highest loyalty and due care.

96. Moreover, where the transaction is a self-interested director transaction, or which involves a controlling shareholder, as this transaction, the Board has the duty to insure that the process and price are entirely fair.

97. Simmons, as controlling shareholder, owes fiduciary duties to the minority of loyalty and due care.

98. As indicated above, the process through which the Proposed Acquisition was obtained was not fair, and was purportedly negotiated by an “independent” committee whose members have various conflicting interests, including an interest in avoiding issuing a report that could implicate them, and their controlling shareholder, Simmons and force Simmons to take corrective action potentially modifying self-dealing transactions in which he has engaged for the benefit of his related parties, thereby negatively impacting his related entities.

99. The “independent directors” many of whom are officers and/or directors of these related entities, further have conflicts of interest in finding that Simmons has engaged in self-dealing related party transactions that have benefited these entities but have damaged Timet.

100. Moreover, the price at which the Proposed Sale will occur is unfair, in that it is based upon a stock price which has been diminished and depressed by Simmons’ self-dealing acts, which have damaged Timet.

First Cause of Action Against the Individual

Defendants for Breach of Fiduciary Duty

101. Plaintiffs repeat and reallege each and every allegation stated above as if fully set forth herein.

102. The Individual Defendants, including Simmons as controlling shareholder, are violating their fiduciary duties of care and loyalty to Timet’s public shareholders, and are acting to put their own interests ahead of those of the Company and its shareholders. Specifically, the Individual Defendants are violating their fiduciary duties by placing Simmons’ and their own interests ahead of those of the Company and its minority shareholders, and in entering into a transaction that is neither procedurally nor substantively fair to Timet shareholders, and which may have as its purpose the avoidance of obligations and potential liability arising from the Settlement, as well as favorable tax treatment for Simmons.

103. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants are attempting to unfairly deprive Plaintiffs and other members of the Class of the true value of their investment for their own self-interests and for the interests of Simmons and his other entities.

104. Unless the Proposed Acquisition is enjoined, the Individual Defendants, including Simmons as a controlling shareholder, will continue to breach their fiduciary duties owned to Plaintiffs and the Class.

Second Cause of Action Against PCC and Elit for Aiding

and Abetting a Breach of Fiduciary Duty

105. Plaintiffs repeat and reallege each and every allegation stated above as if fully set forth herein.

106. PCC and Elit are aiding and abetting the Individual Defendants’ breaches of fiduciary duties, and is an active and knowing participants in the Individual Defendants’ breaches of fiduciary duties.

107. Plaintiffs and members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand relief, in Plaintiffs’ favor and in favor of the Class, against Defendants as follows:

(a)	Declaring that this action be properly maintained as a class action;

(b)	Enjoining Defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Acquisition;

(c)	Rescinding, to the extent already implemented, the Proposed Acquisition, or any of the terms thereof;

(d)	In the alternative, awarding rescissory or other damages for defendants’ wrongdoing;

(e)	Awarding Plaintiffs the costs and expenses of this action, including reasonable attorneys’ fees and expert fees; and

(f)	Granting such further and other relief as may be just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

Jessica Zeldin (Del. Bar No. 3558)
919 N. Market Street, Suite 1401
P. O. Box 1070
Wilmington, DE 19801
(302) 656-4433
Attorneys for Plaintiffs

OF COUNSEL:

THEGRANTLAWFIRM, PLLC

Lynda J. Grant, Esq.

521 Fifth Avenue, 17th Floor

New York, NY 10175

(212) 292-4441

November 21, 2012